Exhibit 99.3
Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").
The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.
The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 10, 2023	Rich Sumner President and Chief Executive Officer	Dean Richardson Senior Vice President, Finance and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Recognition and Measurement of Uncertain Tax Positions
As discussed in Notes 6(b) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, the Company’s tax positions are subject to audit by local taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes the Company may owe may differ from the amounts recognized in the consolidated financial statements.

We identified the assessment of recognition and measurement of tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company's tax positions required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to (1) the interpretation of tax law and identification of tax positions, (2) the determination of the probability that the tax authorities would accept the Company's tax positions, and (3) the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company's tax positions by:
–inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;
–inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and
–comparing our understanding and interpretation of tax laws to the Company's evaluation.
Initial accounting for amendment to Egyptian natural gas supply contract
As discussed in Note 19 to the consolidated financial statements, the Company holds a long-term natural gas supply contract with the Egyptian Natural Gas Holding Company. The terms of this contract were amended during 2022 to redirect and sell the contracted natural gas for a three-month period. The amendment has modified the accounting for the contract, resulting in the requirement to recognize the amended long-term contract as a derivative financial instrument, to be measured at fair value, over its remaining term. The Company recognized an unrealized gain of $11.2 million in Finance income and other expenses during the year ended December 31, 2022. As there is no observable, liquid spot market or forward curve for natural gas in Egypt, the fair value of the amended contract as of December 31, 2022 was determined using a Monte-Carlo valuation model.
We have identified the evaluation of the Company’s initial accounting for the contract amendment including the selection and application of a valuation model to determine the fair value of the amended contract as a critical audit matter. Complex auditor judgment and specialized skill was required in evaluating the contract amendment and the application of the relevant accounting guidance and the selection of the valuation model to determine fair value of the amended contract.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls over the Company’s evaluation of the initial accounting for the contract amendment. This included controls related to (1) the application of relevant accounting guidance and (2) the selection and application of the valuation model to determine fair value of the amended contract. We evaluated the Company’s assessment of the accounting for the contract amendment by reading the underlying agreement to understand the relevant terms and conditions. We determined whether the Company’s assessment of the accounting for the amendment was in accordance with the relevant accounting standards. We involved valuation professionals with specialized skills and knowledge who assisted in assessing the Company’s selection of the valuation model to determine fair value of the amended contract by:
–inspecting supporting documentation obtained from the Company and the Company’s external valuation specialists; and
–evaluating that the valuation model selected was appropriate to determine the fair value.
Chartered Professional Accountants
We have served as the Company's auditor since 1992.
Vancouver, Canada
March 10, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2023 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ”Management’s Annual Report on Internal Control Over Financial Reporting” in Management's Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Chartered Professional Accountants
Vancouver, Canada
March 10, 2023

Consolidated Statements of Financial Position
(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2022	Dec 31 2021
ASSETS
Current assets:
Cash and cash equivalents	$857,747	$932,069
Trade and other receivables (note 3)	500,925	551,367
Inventories (note 4)	439,771	459,556
Prepaid expenses	38,585	35,963
Other assets (note 7)	39,346	9,842
	1,876,374	1,988,797
Non-current assets:
Property, plant and equipment (note 5)	4,155,283	3,686,149
Investment in associate (note 6)	197,083	217,319
Deferred income tax assets (note 16)	46,353	98,169
Other assets (note 7)	356,387	99,186
	4,755,106	4,100,823
	$6,631,480	$6,089,620
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$789,200	$835,951
Current maturities on long-term debt (note 8)	15,133	11,775
Current maturities on lease obligations (note 9)	108,736	98,301
Current maturities on other long-term liabilities (note 10)	29,548	17,191
	942,617	963,218
Non-current liabilities:
Long-term debt (note 8)	2,136,380	2,146,417
Lease obligations (note 9)	761,427	618,800
Other long-term liabilities (note 10)	134,603	193,749
Deferred income tax liabilities (note 16)	226,996	212,705
	3,259,406	3,171,671
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2022 were 69,239,136 (2021 - 74,774,087)	401,295	432,728
Contributed surplus	1,904	1,928
Retained earnings	1,466,872	1,251,640
Accumulated other comprehensive income (loss)	241,942	(2,720)
Shareholders’ equity	2,112,013	1,683,576
Non-controlling interests	317,444	271,155
Total equity	2,429,457	1,954,731
	$6,631,480	$6,089,620
Commitments and contingencies (note 22)
See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	Rich Sumner (Director)

Consolidated Statements of Income
(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2022	2021
Revenue	$4,311,188	$4,414,559
Cost of sales and operating expenses (note 11)	(3,446,101)	(3,339,510)
Depreciation and amortization (note 11)	(372,420)	(363,084)
Egypt gas redirection and sale proceeds (note 26)	117,946	—
Operating income	610,613	711,965
Earnings of associate (note 6)	76,938	97,743
Finance costs (note 12)	(130,752)	(144,406)
Finance income and other expenses	25,348	1,036
Income before income taxes	582,147	666,338
Income tax (expense) recovery (note 16):
Current	(127,578)	(115,767)
Deferred	7,719	5,340
	(119,859)	(110,427)
Net income	$462,288	$555,911
Attributable to:
Methanex Corporation shareholders	$353,830	$482,358
Non-controlling interests (note 24)	108,458	73,553
	$462,288	$555,911
Income per common share for the year attributable to Methanex Corporation shareholders:
Basic net income per common share (note 13)	$4.95	$6.34
Diluted net income per common share (note 13)	$4.86	$6.13
Weighted average number of common shares outstanding (note 13)	71,422,360	76,039,118
Diluted weighted average number of common shares outstanding (note 13)	71,677,484	76,243,777
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(thousands of U.S. dollars)

For the years ended December 31	2022	2021
Net income	$462,288	$555,911
Other comprehensive income:
Items that may be reclassified to income:
Change in cash flow hedges and excluded forward element (note 19)	378,287	188,423
Realized gains on foreign exchange hedges reclassified to revenue	(5,674)	(1,064)
Items that will not be reclassified to income:
Actuarial gain (loss) on defined benefit pension plans (note 21(a))	(726)	7,499
Taxes on above items	(72,440)	(42,919)
	299,447	151,939
Comprehensive income	$761,735	$707,850
Attributable to:
Methanex Corporation shareholders	$653,277	$634,297
Non-controlling interests (note 24)	108,458	73,553
	$761,735	$707,850
See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	($137,102)	$1,149,100	$292,357	$1,441,457
Net income	—	—	—	482,358	—	482,358	73,553	555,911
Other comprehensive income	—	—	—	4,903	147,036	151,939	—	151,939
Compensation expense recorded for stock options	—	—	113	—	—	113	—	113
Issue of shares on exercise of stock options	7,300	252	—	—	—	252	—	252
Reclassification of grant date fair value on exercise of stock options	—	58	(58)	—	—	—	—	—
Payments for repurchase of shares	(1,435,193)	(8,305)	—	(54,593)	—	(62,898)	—	(62,898)
Dividend payments to Methanex Corporation shareholders ($0.325 per common share)	—	—	—	(24,634)	—	(24,634)	—	(24,634)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(95,405)	(95,405)
Equity contributions by non-controlling interest	—	—	—	—	—	—	650	650
Hedging gains transferred to inventory	—	—	—	—	(12,654)	(12,654)	—	(12,654)
Balance, December 31, 2021	74,774,087	$432,728	$1,928	$1,251,640	($2,720)	$1,683,576	$271,155	$1,954,731
Net income	—	—	—	353,830	—	353,830	108,458	462,288
Other comprehensive income (loss)	—	—	—	(252)	299,699	299,447	—	299,447
Compensation expense recorded for stock options	—	—	110	—	—	110	—	110
Issue of shares on exercise of stock options	16,800	582	—	—	—	582	—	582
Reclassification of grant date fair value on exercise of stock options	—	134	(134)	—	—	—	—	—
Sale of partial interest in subsidiary (note 25)	—	—	—	126,445	—	126,445	22,545	148,990
Payments for repurchase of shares	(5,551,751)	(32,149)	—	(220,836)	—	(252,985)	—	(252,985)
Dividend payments to Methanex Corporation shareholders ($0.620 per common share)	—	—	—	(43,955)	—	(43,955)	—	(43,955)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(84,714)	(84,714)
Hedging gains transferred to inventory	—	—	—	—	(55,037)	(55,037)	—	(55,037)
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(thousands of U.S. dollars)

For the years ended December 31	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$462,288	$555,911
Deduct earnings of associate	(76,938)	(97,743)
Dividends received from associate	97,174	74,458
Add (deduct) non-cash items:
Depreciation and amortization	372,420	363,084
Income tax expense	119,859	110,427
Share-based compensation expense (recovery)	15,398	(1,160)
Finance costs	130,752	144,406
Other	(12,985)	(3,877)
Interest received	9,590	443
Income taxes paid	(163,828)	(57,941)
Other cash payments, including share-based compensation	(20,503)	(10,530)
Cash flows from operating activities before undernoted	933,227	1,077,478
Changes in non-cash working capital (note 17(a))	54,122	(83,109)
	987,349	994,369
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	(252,985)	(62,898)
Dividend payments to Methanex Corporation shareholders	(43,955)	(24,634)
Interest paid	(161,816)	(165,059)
Repayment on Geismar 3 construction facility	—	(173,000)
Repayment of long-term debt and financing fees (note 8)	(9,151)	(62,381)
Repayment of lease obligations	(105,863)	(101,054)
Release of restricted cash relating to limited recourse debt facilities	—	28,926
Equity contributions by non-controlling interests	—	650
Distributions to non-controlling interests	(84,713)	(110,406)
Proceeds on issue of shares on exercise of stock options	582	252
Proceeds from other limited recourse debt	—	25,161
Restricted cash for debt service accounts	(1,394)	—
Sale of partial interest in subsidiary	148,990	—
Changes in non-cash working capital related to financing activities (note 17(a))	1,771	1,350
	(508,534)	(643,093)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(145,701)	(103,485)
Geismar plant under construction	(431,680)	(141,952)
Changes in non-cash working capital related to investing activities (note 17(a))	24,244	(7,611)
	(553,137)	(253,048)
Increase (decrease) in cash and cash equivalents	(74,322)	98,228
Cash and cash equivalents, beginning of year	932,069	833,841
Cash and cash equivalents, end of year	$857,747	$932,069
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)
Year ended December 31, 2022
1. Nature of operations:
Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.
2. Significant accounting policies:
a) Statement of compliance:
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 9, 2023.
b) Basis of presentation and consolidation:
These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.
c) Reporting currency and foreign currency translation:
Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.
d) Cash and cash equivalents:
Cash and cash equivalents include securities with maturities of three months or less when purchased.
e) Receivables:
The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.
f) Inventories:
Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.

g) Property, plant and equipment:
Initial recognition
Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.
Subsequent costs
Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.
Depreciation
Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.
The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.
Recoverability of asset carrying values
Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.
When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.
When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.
h) Other assets:
Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.
Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.
i) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:
•the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.
For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 22 years for vessels, terminals, equipment, and other items.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
j) Site restoration costs:
The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.
k) Employee future benefits:
The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.
l) Share-based compensation:
The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.
For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.
Share appreciation rights ("SARs") are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.
Performance share units ("PSUs") granted from 2019 onwards are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. PSUs vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed ("ROCE") (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.
Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.
m) Net income (loss) per common share:
The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.
Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.
The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.
n) Revenue recognition:
Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.
By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company's customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company's revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.
o) Financial instruments:
All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.
The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.
Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgements and estimates due to the complex nature of these products and the potential impact on our financial statements.
p) Fair value measurements:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.
q) Income taxes:
Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.
The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.
Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.

r) Provisions:
Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.
s) Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
t) Application of new and revised accounting standards:
The Company has adopted the amendments to IAS 16, Property Plant, and Equipment, regarding the accounting for proceeds before intended use, and amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, regarding the inclusion of all costs of fulfilling an onerous contract, which were effective for annual periods beginning on or after January 1, 2022. The amendments did not have a material impact on the Company's consolidated financial statements.
u) Anticipated changes to International Financial Reporting Standards:
The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2023 are being reviewed to determine the potential impact: amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IAS 8 Changes in Accounting Estimates and Errors, and IAS 12, Income Taxes regarding deferred tax related to assets and liabilities arising from a single transaction.
3. Trade and other receivables:

As at	Dec 31 2022	Dec 31 2021
Trade	$407,733	$458,116
Value-added and other tax receivables	14,986	11,955
Other	78,206	81,296
	$500,925	$551,367

4. Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2022 is $3,157 million (2021 - $3,022 million).

5. Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at December 31, 2022	$3,398,805	$756,478	$4,155,283
Net book value at December 31, 2021	$3,075,198	$610,951	$3,686,149
a) Owned assets:

	Buildings, plant installations and machinery	Plants Under Construction[1]	Ocean-going vessels	Other	TOTAL
Cost at January 1, 2022	$4,908,492	$561,860	$240,525	$138,378	$5,849,255
Additions	140,326	440,028	342	1,703	582,399
Disposals and other	(47,819)	—	—	—	(47,819)
Cost at December 31, 2022	5,000,999	1,001,888	240,867	140,081	6,383,835
Accumulated depreciation at January 1, 2022	2,631,268	—	37,271	105,518	2,774,057
Depreciation	248,032	—	12,039	2,332	262,403
Disposals and other	(51,430)	—	—	—	(51,430)
Accumulated depreciation at December 31, 2022	2,827,870	—	49,310	107,850	2,985,030
Net book value at December 31, 2022	$2,173,129	$1,001,888	$191,557	$32,231	$3,398,805
1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $94 million (2021: $54 million) of capitalized interest and finance charges.

	Buildings, plant installations and machinery	Plants under construction	Ocean-going vessels	Other	TOTAL
Cost at January 1, 2021	$4,861,912	$386,905	$210,099	$155,882	$5,614,798
Additions	66,802	174,955	30,426	849	273,032
Disposals and other	(20,222)	—	—	(18,353)	(38,575)
Cost at December 31, 2021	4,908,492	561,860	240,525	138,378	5,849,255
Accumulated depreciation at January 1, 2021	2,413,176	—	27,926	121,636	2,562,738
Depreciation	238,314	—	9,345	2,235	249,894
Disposals and other	(20,222)	—	—	(18,353)	(38,575)
Accumulated depreciation at December 31, 2021	2,631,268	—	37,271	105,518	2,774,057
Net book value at December 31, 2021	$2,277,224	$561,860	$203,254	$32,860	$3,075,198

b) Right-of-use (leased) assets:

	Ocean-going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2022	$657,774	$258,743	$23,797	$40,903	$981,217
Additions	232,536	27,293	—	4,001	263,830
Disposals and other	(43,333)	—	—	—	(43,333)
Cost at December 31, 2022	846,977	286,036	23,797	44,904	1,201,714
Accumulated depreciation at January 1, 2022	214,004	125,494	12,850	17,918	370,266
Depreciation	75,586	34,669	2,464	5,968	118,687
Disposals and other	(43,717)	—	—	—	(43,717)
Accumulated depreciation at December 31, 2022	245,873	160,163	15,314	23,886	445,236
Net book value at December 31, 2022	$601,104	$125,873	$8,483	$21,018	$756,478

	Ocean-going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2021	$582,072	$246,553	$23,761	$39,670	$892,056
Additions	86,610	12,206	36	1,679	100,531
Disposals and other	(10,908)	(16)	—	(446)	(11,370)
Cost at December 31, 2021	657,774	258,743	23,797	40,903	981,217
Accumulated depreciation at January 1, 2021	152,616	91,834	10,408	12,202	267,060
Depreciation	71,711	33,660	2,442	5,716	113,529
Disposals and other	(10,323)	—	0	0	(10,323)
Accumulated depreciation at December 31, 2021	214,004	125,494	12,850	17,918	370,266
Net book value at December 31, 2021	$443,770	$133,249	$10,947	$22,985	$610,951

In Trinidad the Titan plant has remained idled since 2020. The extended outage has been identified as an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 16%.
The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	18 percent decrease
Production volumes	27 percent decrease
Gas price	21 percent increase
Discount rate (after-tax)	15 percent increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.

6. Investment in associate:
a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2022	Dec 31 2021
Cash and cash equivalents	$24,420	$12,619
Other current assets[1]	182,103	190,594
Non-current assets	184,373	219,812
Current liabilities[1]	(92,108)	(79,124)
Other long-term liabilities, including current maturities	(107,416)	(120,461)
Net assets at 100%	$191,372	$223,440
Net assets at 63.1%	$120,755	$140,991
Long-term receivable from Atlas[1]	76,328	76,328
Investment in associate	$197,083	$217,319

Consolidated statements of income for the years ended December 31	2022	2021
Revenue[1]	$532,456	$620,236
Cost of sales and depreciation and amortization	(332,999)	(371,205)
Operating income	199,457	249,031
Finance costs, finance income and other expenses	(9,433)	(10,071)
Income tax expense	(68,093)	(84,059)
Net earnings at 100%	$121,931	$154,901
Earnings of associate at 63.1%	$76,938	$97,743
Dividends received from associate	$97,174	$74,458
1     Includes related party transactions between Atlas and the Company (see note 23).
b) Atlas Tax Assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2016 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.
The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time.
During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.
The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.
The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.
The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

7. Other assets:

As at	Dec 31 2022	Dec 31 2021
Cash flow hedges (note 19)	$322,748	$56,802
Chile VAT receivable	18,343	18,493
Restricted cash for debt service and major maintenance of vessels (a)	14,349	13,053
Fair value of Egypt gas supply contract derivative (note 19)	11,220	—
Investment in Carbon Recycling International	5,620	4,620
Defined benefit pension plans (note 21)	3,977	5,017
Deferred financing fees	1,119	1,431
Other	18,357	9,612
Total other assets	395,733	109,028
Less current portion (b)	(39,346)	(9,842)
	$356,387	$99,186

a) Restricted cash
The Company holds $14.3 million (2021 - $13.1 million) of restricted cash for the funding of debt service and major maintenance accounts.
b) Current portion of other assets
Other assets presented as current assets as at December 31, 2022 includes $32.8 million for the current portion of the cash flow hedge (see note 19), $3.2 million of restricted cash for major maintenance, in particular the anticipated operating costs of four vessels, as well as $3.4 million in other deposits.
8. Long-term debt:

As at	Dec 31 2022	Dec 31 2021
Unsecured notes
(i) $300 million at 4.25% due December 1, 2024	$298,836	$298,408
(ii) $700 million at 5.125% due October 15, 2027	693,649	692,516
(iii) $700 million at 5.25% due December 15, 2029	695,283	694,770
(iv) $300 million at 5.65% due December 1, 2044	295,606	295,505
	1,983,374	1,981,199
Other limited recourse debt facilities
(i) 5.58% due through June 30, 2031	61,978	65,745
(ii) 5.35% due through September 30, 2033	70,312	73,836
(iii) 5.08% due through September 15, 2036	35,849	37,412
	168,139	176,993
Total long-term debt[1]	2,151,513	2,158,192
Less current maturities[1]	(15,133)	(11,775)
	$2,136,380	$2,146,417
1  Long-term debt and current maturities are presented net of discounts and deferred financing fees of $19.4 million as at December 31, 2022 (2021 - $21.8 million).

Other limited recourse debt facilities relate to financing for certain ocean-going vessels which we own through less than wholly-owned entities under the Company's control.
For the year ended December 31, 2022, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $2.2 million (2021 - $3.5 million).
The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Other limited recourse debt facilities	Unsecured notes	Total
2023	$15,067	$—	$15,067
2024	12,580	300,000	312,580
2025	13,660	—	13,660
2026	13,796	—	13,796
2027	15,173	700,000	715,173
Thereafter	100,599	1,000,000	1,100,599
	$170,875	$2,000,000	$2,170,875

The Company has access to a $300 million committed revolving credit facility and a $300 million non-revolving construction facility for the Geismar 3 project, both with a syndicate of highly rated financial institutions.
The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.
Significant covenants and default provisions under both facilities include:
i)    the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,
ii)    a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
iii)    a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.
As at December 31, 2022, management believes the Company was in compliance with all covenants related to its long-term debt obligations.

9. Lease obligations:

	2022	2021
Opening lease obligations	$717,101	$722,234
Additions, net of disposals	262,470	97,673
Interest expense	48,039	45,394
Lease payments	(153,901)	(146,448)
Effect of movements in exchange rates and other	(3,546)	(1,752)
Lease obligations at December 31	870,163	717,101
Less: current portion	(108,736)	(98,301)
Lease obligations - non current portion	$761,427	$618,800

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.
The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2022:

	Lease payments	Interest component	Lease obligations
2023	$156,807	$48,978	$107,829
2024	140,462	43,760	96,702
2025	124,474	38,546	85,928
2026	108,587	33,599	74,988
2027	98,123	28,639	69,484
Thereafter	523,526	88,294	435,232
	$1,151,979	$281,816	$870,163

Variable lease payments and short-term and low value leases
Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2022 was $81.9 million (2021 - $80.8 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2022 were $0.2 million (2021 - $0.2 million).
Extension options
Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $53.5 million (2021 - $52.6 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean-going vessels	$659,010	$4,968
Terminals and tanks	169,518	34,634
Other	41,635	13,864
Total	$870,163	$53,466

Leases not yet commenced
As at December 31, 2022, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $132.6 million (2021 - $392.0 million). The leases not yet commenced as at December 31, 2022 related to terminal agreements, storage tank agreements and the addition of 1 new ocean vessel in 2023 with a 15-year term, replacing expiring time charter vessels. The leases not yet commenced as at December 31, 2021 related to terminal agreements, storage tank agreements and 6 new ocean vessels, some of which are now in place.
10. Other long-term liabilities:

As at	Dec 31 2022	Dec 31 2021
Share-based compensation liability (note 14)	$70,569	$68,634
Site restoration costs	36,581	29,355
Land mortgage	28,514	28,985
Defined benefit pension plans (note 21)	19,216	20,616
Cash flow hedges (note 19)	6,739	60,098
Other	2,532	3,252
	164,151	210,940
Less current maturities	(29,548)	(17,191)
	$134,603	$193,749
Site restoration costs:
The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2022, the total undiscounted amount of estimated cash flows required to settle the liabilities was $52.1 million (2021 - $33.9 million). The movement in the provision during the year is explained as follows:

	2022	2021
Balance at January 1	$29,355	$31,941
New or revised provisions	6,915	(2,767)
Accretion expense	311	181
Balance at December 31	$36,581	$29,355

11. Expenses:

For the years ended December 31	2022	2021
Cost of sales	$3,238,312	$3,111,924
Selling and distribution	498,552	522,539
Administrative expenses	81,657	68,131
Total expenses by function	$3,818,521	$3,702,594
Cost of raw materials and purchased methanol	2,789,921	2,739,817
Ocean freight and other logistics	325,893	356,520
Employee expenses, including share-based compensation	219,012	210,849
Other expenses	111,275	32,324
Cost of sales and operating expenses	3,446,101	3,339,510
Depreciation and amortization	372,420	363,084
Total expenses by nature	$3,818,521	$3,702,594

For the year ended December 31, 2022 we recorded a share-based compensation expense of $15.4 million (2021 - recovery of $1.2 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.
Included in cost of sales is $532.5 million (2021 - $620.2 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.
12. Finance costs:

For the years ended December 31	2022	2021
Finance costs before capitalized interest	$167,066	$165,391
Less capitalized interest related to Geismar 3 plant under construction	(36,314)	(20,985)
Finance costs	$130,752	$144,406

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
13. Net income per common share:
Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.
Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2022 and 2021, and an adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the year ended December 31, 2022 and 2021 TSARs were dilutive, resulting in an adjustment to the denominator.

Stock options are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option. For the year ended December 31, 2022 and 2021, stock options were dilutive, resulting in an adjustment to the denominator.
A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2022	2021
Numerator for basic net income per common share	$353,830	$482,358
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	(316)	(9,168)
Equity-settled expense	(5,503)	(5,742)
Numerator for diluted net income per common share	$348,011	$467,448
A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

For the years ended December 31	2022	2021
Denominator for basic net income per common share	71,422,360	76,039,118
Effect of dilutive stock options	10,108	7,028
Effect of dilutive TSARS	245,016	197,631
Denominator for diluted net income per common share	71,677,484	76,243,777

For the years ended December 31, 2022 and 2021, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2022	2021
Basic net income per common share	$4.95	$6.34
Diluted net income per common share	$4.86	$6.13

14. Share-based compensation:
The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.
As at December 31, 2022, the Company had 3,852,797 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:
All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2022 and 2021 are as follows:

	SARs		TSARs

	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43
Granted	39,490	38.79	338,260	38.79
Exercised	(30,151)	34.06	(50,623)	33.89
Cancelled	(25,100)	52.34	(21,460)	50.98
Expired	(158,755)	71.10	(226,430)	73.13
Outstanding at December 31, 2021	666,256	$45.70	2,380,237	$42.05
Granted	32,730	48.49	266,090	48.49
Exercised	(129,162)	37.17	(290,577)	35.94
Cancelled	(12,900)	55.70	(21,922)	46.45
Expired	(149,237)	55.66	(145,469)	55.82
Outstanding at December 31, 2022	407,687	$44.67	2,188,359	$42.68

Information regarding the SARs and TSARs outstanding as at December 31, 2022 is as follows:

	Units outstanding at December 31, 2022			Units exercisable at December 31, 2022

Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $35.51	2.86	123,387	$31.02	91,327	$31.63
$38.79 to $50.17	3.17	161,340	47.03	102,284	48.69
$54.65 to $78.59	2.38	122,960	55.28	122,960	55.28
	2.84	407,687	$44.67	316,571	$46.33
TSARs
$29.27 to $35.51	3.56	784,886	$30.09	535,876	$30.47
$38.79 to $50.17	4.33	838,663	45.19	351,245	46.72
$54.65 to $78.59	2.66	564,810	56.48	564,810	56.48
	3.62	2,188,359	$42.68	1,451,931	$44.52

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2022 and 2021 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2022	2021
Risk-free interest rate	4.4%	0.7%
Expected dividend yield	1.9%	1.3%
Expected life of SARs and TSARs (years)	1.8	1.7
Expected volatility	51%	51%
Expected forfeitures	0%	0%
Weighted average fair value (USD per unit)	$8.72	$8.81

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2022 was $23 million compared with the recorded liability of $22.1 million. The difference between the fair value and the recorded liability of $0.9 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.
For the year ended December 31, 2022, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $1.8 million (2021 - recovery of $13.5 million). This included a recovery of $3.7 million (2021 - recovery of $20.5 million) related to the effect of the change in the Company’s share price.
b) Deferred, restricted and performance share units (old plan and new plan):
Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2022 and 2021 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (old plan)	Number of performance share units (new plan)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170
Granted	23,384	132,360	—	258,970
Performance factor impact on redemption[1]	—	—	(110,354)	—
Granted in lieu of dividends	1,074	2,729	—	5,545
Redeemed	(13,987)	(6,103)	(36,447)	—
Cancelled	—	(25,473)	—	(17,997)
Outstanding at December 31, 2021	133,418	332,385	—	689,688
Granted	19,909	104,810	—	199,430
Performance factor impact on redemption[1]	—	—	—	(14,796)
Granted in lieu of dividends	2,434	5,561	—	11,764
Redeemed	—	(82,039)	—	(119,714)
Cancelled	—	(19,788)	—	(21,485)
Outstanding at December 31, 2022	155,761	340,929	—	744,887
1     Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company's total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2021, and the quarter ended March 31, 2022.

Performance share units granted since 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2022 was $55.7 million compared with the recorded liability of $48.3 million. The difference between the fair value and the recorded liability of $7.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.
For the year ended December 31, 2022, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $13.5 million (2021 - expense of $12.2 million). This included a recovery of $3.4 million (2021 - recovery of $2.3 million) related to the effect of the change in the Company’s share price.
c) Stock options:
The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.
Common shares reserved for outstanding incentive stock options as at December 31, 2022 and 2021 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2020	173,251	$49.44
Granted	6,880	38.79
Exercised	(7,300)	34.59
Expired	(27,210)	73.13
Outstanding at December 31, 2021	145,621	$45.25
Granted	5,300	$48.49
Exercised	(16,800)	34.59
Expired	(31,590)	55.66
Outstanding at December 31, 2022	102,531	$43.96

Information regarding the stock options outstanding as at December 31, 2022 is as follows:

	Options outstanding at December 31, 2022			Options exercisable at December 31, 2022

Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$29.27 to $35.51	1.75	39,207	$32.49	34,059	$32.98
$38.79 to $50.17	2.66	36,214	47.76	26,328	49.18
$54.65 to $78.59	2.44	27,110	55.46	27,110	55.46
	2.25	102,531	$43.96	87,497	$44.82

For the year ended December 31, 2022, compensation expense related to stock options was $0.1 million (2021 - $0.1 million).

15. Segmented information:
The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.
During the years ended December 31, 2022 and 2021, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2022	$1,105,610	$830,507	$657,495	$542,646	$458,989	$197,040	$518,901	$4,311,188
	26%	19%	15%	13%	11%	4%	12%	100%
2021	$1,263,753	$883,290	$670,617	$525,850	$438,463	$176,796	$455,790	$4,414,559
	29%	20%	15%	12%	10%	4%	10%	100%

As at December 31, 2022 and 2021, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Trinidad	Canada	Chile	Waterfront Shipping	Other	TOTAL
December 31, 2022	$2,211,333	$564,454	$211,544	$70,432	$165,783	$102,467	$792,016	$37,254	$4,155,283
December 31, 2021	$1,840,893	$576,721	$208,340	$95,082	$174,905	$102,766	$645,707	$41,735	$3,686,149
1 Includes right-of-use (leased) assets.
16. Income and other taxes:
a) Income tax (expense) recovery:

For the years ended December 31	2022	2021
Current tax (expense) recovery:
Current period before undernoted items	$(127,254)	$(115,629)
Adjustments to prior years	(324)	(138)
	(127,578)	(115,767)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	9,589	4,360
Adjustments to prior years	(400)	(235)
Changes in tax rates	(23)	3,630
Impact of foreign exchange and other	(1,447)	(2,415)
	7,719	5,340
Total income tax (expense) recovery	$(119,859)	$(110,427)

b) Reconciliation of the effective tax rate:
The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2022	2021
Income (loss) before income taxes	$582,147	$666,338
Deduct earnings of associate	(76,938)	(97,743)
	505,209	568,595
Canadian statutory tax rate	24.5%	24.5%
Income tax recovery (expense) calculated at Canadian statutory tax rate	(123,776)	(139,306)
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	1,346	(24,313)
Utilization of unrecognized loss carryforwards and temporary differences	7,077	7,008
Impact of tax rate changes and tax settlements	(23)	43,515
Impact of foreign exchange	3,783	(3,198)
Other business taxes	(11,065)	(3,691)
Impact of items (expenses) not taxable (deductible) for tax purposes	3,624	8,377
Adjustments to prior years	(724)	(373)
Other	(101)	1,554
Total income tax (expense) recovery	$(119,859)	$(110,427)
c) Net deferred income tax assets and liabilities:
(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at		Dec 31, 2022			Dec 31, 2021
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(403,505)	$(230,756)	$(172,749)	$(427,001)	$(253,108)	$(173,893)
Right-of-use assets	(33,477)	(26,486)	(6,991)	(35,571)	(28,047)	(7,524)
Repatriation taxes	(106,989)	—	(106,989)	(106,339)	—	(106,339)
Other	(78,305)	(60,850)	(17,455)	(13,467)	(270)	(13,197)
	(622,276)	(318,092)	(304,184)	(582,378)	(281,425)	(300,953)
Non-capital loss carryforwards	353,986	322,608	31,378	370,642	329,405	41,237
Lease obligations	46,438	35,957	10,481	48,481	37,153	11,328
Share-based compensation	17,068	2,096	14,972	14,063	1,832	12,231
Other	24,141	3,784	20,357	34,656	11,204	23,452
	441,633	364,445	77,188	467,842	379,594	88,248
Net deferred income tax assets (liabilities)	$(180,643)	$46,353	$(226,996)	$(114,536)	$98,169	$(212,705)

As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31 2022
	Gross amount	Tax effect
Expire
Losses generated in 2015 (expires 2035)	$280,549	$64,526
Losses generated in 2016 (expires 2036)	432,581	99,494
Losses generated in 2017 (expires 2037)	234,941	54,036
	948,071	218,056
No expiry
Losses generated in 2019	255,244	58,706
Losses generated in 2020	111,894	25,736
Total non-capital loss carryforwards	$1,315,209	$302,498

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.
As at December 31, 2022 the Company had $231.0 million (2021 - $262.0 million) of deductible temporary differences in the United States that have not been recognized.
As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Trinidad. The loss carryforwards total $69.8 million (2021 - $59.8 million), which result in a deferred income tax asset of $24.4 million (2021 - $20.9 million). The losses generated in Trinidad may be carried forward indefinitely against future taxable income.
As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in New Zealand. The loss carryforwards total $6.5 million (2021 - nil), which result in a deferred income tax asset of $1.8 million (2021 - nil). The losses generated in New Zealand may be carried forward indefinitely against future taxable income.
As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Canada. The loss carryforwards total $120.8 million (2021 - $167.8 million), which result in a deferred income tax asset of $29.6 million (2021 - $41.0 million). The losses were generated in 2020 and can be carried forward 20 years against future taxable income.
(ii) Analysis of the change in deferred income tax assets and liabilities:

		2022			2021
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(114,536)	$98,169	$(212,705)	$(75,868)	$137,524	$(213,392)
Deferred income tax recovery included in net income	7,719	22,578	(14,859)	5,340	(592)	5,932
Deferred income tax recovery (expense) included in other comprehensive income	(72,440)	(74,394)	1,954	(42,919)	(38,763)	(4,156)
Other	(1,386)	—	(1,386)	(1,089)	—	(1,089)
Balance, December 31	$(180,643)	$46,353	$(226,996)	$(114,536)	$98,169	$(212,705)

17. Supplemental cash flow information:
a) Changes in non-cash working capital:
Changes in non-cash working capital for the years ended December 31, 2022 and 2021 are as follows:

For the years ended December 31	2022	2021
Changes in non-cash working capital:
Trade and other receivables	$50,442	$(139,367)
Inventories	19,785	(150,860)
Prepaid expenses	(2,622)	(2,217)
Trade, other payables and accrued liabilities	(46,751)	234,998
	20,854	(57,446)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid and received	59,283	(31,924)
Changes in non-cash working capital	$80,137	$(89,370)
These changes relate to the following activities:
Operating	$54,122	$(83,109)
Financing	1,771	1,350
Investing	24,244	(7,611)
Changes in non-cash working capital	$80,137	$(89,370)

b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2021	$2,158,192	$717,101

Changes from financing cash flows
Repayment of long-term debt and financing fees	(9,151)	—
Payment of lease obligations	—	(105,863)
Total changes from financing cash flows	(9,151)	(105,863)

Liability-related other changes
Finance costs	2,472	—
New lease obligations	—	262,470
Other	—	(3,545)
Total liability-related other changes	2,472	258,925
Balance at December 31, 2022	$2,151,513	$870,163

18. Capital disclosures:
The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2022	Dec 31 2021
Liquidity:
Cash and cash equivalents	$857,747	$932,069
Undrawn credit facility	300,000	300,000
Undrawn G3 construction facility	300,000	600,000
Total liquidity	$1,457,747	$1,832,069
Capitalization:
Unsecured notes, including current portion	1,983,374	1,981,199
Other limited recourse debt facilities, including current portion	168,139	176,993
Total debt	2,151,513	2,158,192
Non-controlling interests	317,444	271,155
Shareholders’ equity	2,112,013	1,683,576
Total capitalization	$4,580,970	$4,112,923
Total debt to capitalization [1]	47%	52%
Net debt to capitalization [2]	35%	39%
1     Total debt (including Other limited recourse debt facilities) divided by total capitalization.
2     Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.
The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.
The Company has access to a $300 million committed revolving credit facility expiring in July 2026, and a non-revolving construction facility for the Geismar 3 project expiring in July 2025. Both facilities are with a syndicate of highly rated financial institutions. During the year ended December 31, 2022, the non-revolving construction facility was reduced from $600 million to $300 million. The credit facilities are subject to certain financial covenants (note 8).
19. Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income (loss) when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2022	Dec 31 2021
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$322,748	$56,802
Fair value of Egypt gas supply contract derivative [2]	11,220	—
Financial assets not measured at fair value:
Cash and cash equivalents	857,747	932,069
Trade and other receivables, excluding tax receivable	488,184	540,891
Restricted cash included in other assets	14,349	13,053
Total financial assets [3]	$1,694,248	$1,542,815
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges [1]	$8,466	$60,098
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	656,010	660,475
Lease obligations, including current portion	870,163	717,101
Long-term debt, including current portion	2,151,513	2,158,192
Land mortgage	28,514	28,985
Total financial liabilities	$3,714,666	$3,624,851
1     The Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.
2 The Egypt natural gas supply contract is measured at fair value using a Monte-Carlo model classified within Level 3 of the fair value hierarchy.
3     The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2022, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.
The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.

North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. No hedge ineffectiveness has been recognized in 2022 or 2021.

As at	Dec 31 2022	Dec 31 2021
Maturities	2023-2032	2022-2032
Notional quantity [1]	307,900	322,880
Notional quantity per day, annualized [1]	50 - 150	50 - 130
Notional amount	$1,014,264	$1,053,917
Net fair value	$316,008	$(3,986)
1    In thousands of Million British Thermal Units (mmBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

As at	Dec 31 2022	Dec 31 2021
Other current assets	$32,768	$5,905
Other non-current assets	289,979	50,208
Other current liabilities	(317)	(3,961)
Other long-term liabilities	(6,422)	(56,138)
Net fair value	$316,008	$(3,986)

For the year ended December 31, 2022, the Company reclassified a gain of $55.0 million (2021 - gain of $12.7 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.
Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2022 or 2021.
As at December 31, 2022, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 21.1 million euros (2021 - 25.8 million euros). The euro contracts had a negative fair value of $1.7 million included in other current liabilities (2021 - positive fair value of $0.7 million included in other current assets).
For the year ended December 31, 2022, the Company reclassified a gain of $5.7 million (2021 - gain of $1.1 million) for foreign currency hedge settlements from other comprehensive income.

Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

For the years ended December 31	2022	2021
Change in fair value of cash flow hedges	$(27,742)	$289,824
Forward element excluded from hedging relationships	406,029	(101,401)
	$378,287	$188,423

The amounts presented in the table above were previously presented separately in the consolidated statements of comprehensive income, but have been presented on a net basis in the consolidated statements of comprehensive income and disclosed separately in the notes to the consolidated financial statements to simplify the presentation for the users of the financial statements.
Fair value - Level 2 instruments
The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2022	Dec 31 2021
Within one year	$2,050	$3,854
1-3 years	7,132	24,250
3-5 years	—	21,500
More than 5 years	—	17,737
	$9,182	$67,341

The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.
The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $322.7 million as at December 31, 2022 (2021 - $56.8 million).
The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2022		December 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,168,585	$1,953,932	$2,177,499	$2,292,787

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

Fair value - Level 3 instrument
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. The terms of this contract were amended during the third quarter of 2022 to redirect and sell the plant's contracted natural gas for a three-month period (see note 26). The amendment has modified the accounting for the contract resulting in the contract being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At December 31, 2022 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $11.2 million recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other expenses.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+6/-5 million
Methanol price forecast	$330 - $500 per MT	+/- $25 per MT	$+4/-3 million
Discount rate	8.9%	+/- 1%	$+/-1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.
20. Financial risk management:
a) Market risks:
The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.
Methanol price risk
The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.

Natural gas price risk
Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in Geismar to manage its exposure to natural gas price risk.
Interest rate risk
Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company’s interest rate risk exposure is mainly related to undrawn credit facilities.

As at	Dec 31 2022	Dec 31 2021
Fixed interest rate debt:
Unsecured notes	$1,983,374	$1,981,199
Other limited recourse debt facilities	168,139	176,993
	$2,151,513	$2,158,192

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $104.8 million as of December 31, 2022 (2021 - $155.1 million).
Foreign currency risk
The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.
The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.
Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Chinese yuan, euros, Canadian dollars and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.
As at December 31, 2022, the Company had a net working capital asset of $69.9 million in non U.S. dollar currencies (2021 - $148.4 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.0 million (2021 - $14.8 million).
b) Liquidity risks:
Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2022, the Company had a strong liquidity position including a cash and cash equivalents balance of $858 million. In addition, the Company has access to a $300 million committed revolving credit facility, and a $300 million construction credit facility for the Geismar 3 project.

In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.
The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2022	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables [1]	$641,338	$641,338	$641,338	$—	$—	$—
Lease obligations [2]	870,163	1,151,979	156,807	264,936	206,710	523,526
Other long-term liabilities[2]	28,514	55,548	2,200	4,400	4,400	44,548
Long-term debt [2]	2,151,513	3,057,230	126,373	533,974	915,014	1,481,869
Cash flow hedges [3]	8,466	9,182	2,050	7,132	—	—
	$3,699,994	$4,915,277	$928,768	$810,442	$1,126,124	$2,049,943
1     Excludes tax, accrued interest and euro foreign currency hedges.
2     Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.
3 The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates
c) Credit risks:
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.
Trade credit risk
Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2022 substantially all of the trade receivables were classified as current.
Cash and cash equivalents
To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.
Derivative financial instruments
The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.
To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

21. Retirement plans:
a) Defined benefit pension plans:
The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2022	Dec 31 2021
Accrued benefit obligations:
Balance, beginning of year	$62,208	$78,810
Current service cost	2,329	3,232
Interest cost on accrued benefit obligations	2,007	1,619
Benefit payments	(5,760)	(9,188)
Settlements	—	(123)
Actuarial (gain) loss	(4,047)	(7,911)
Foreign exchange (gain) loss	(3,151)	(4,231)
Balance, end of year	53,586	62,208
Fair values of plan assets:
Balance, beginning of year	46,608	46,958
Interest income on assets	1,221	1,057
Contributions	4,457	7,528
Benefit payments	(5,760)	(9,188)
Return on plan assets	(5,173)	2
Foreign exchange gain (loss)	(3,006)	251
Balance, end of year	38,347	46,608
Unfunded status	15,239	15,600
Minimum funding requirement	—	—
Defined benefit obligation, net	$15,239	$15,600

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:
The Company has an unfunded retirement obligation of $19.2 million as at December 31, 2022 (2021 - obligation of $19.5 million) for its employees in Chile that will be funded in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $9.7 million in 2023. Actual benefit payments in future periods will fluctuate based on employee retirements.
The Company has a net funded retirement asset of $3.6 million as at December 31, 2022 (2021 - $5.0 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.4 million as at December 31, 2022 (2021 - obligation of $1.1 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada and that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.7 million in 2023.
These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 7 years.

The Company’s net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2022 and 2021 is as follows:

For the years ended December 31	2022	2021
Net defined benefit pension plan expense:
Current service cost	$2,329	$3,232
Net interest cost	786	562
Cost of settlement	—	(123)
Total net defined benefit pension plan expense	$3,115	$3,671

The Company’s current year actuarial losses, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

For the years ended December 31	2022	2021
Actuarial gain (loss)	$(726)	$7,499

The Company had no minimum funding requirement for the years ended December 31, 2022 and 2021.
The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2019 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2022.
The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2022, the weighted average discount rate for the defined benefit obligation was 5.1% (2021 - 3.7%). A change of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in a change to the defined benefit obligation of approximately $3.4 million.
The asset allocation for the defined benefit pension plan assets as at December 31, 2022 and 2021 is as follows:

As at	Dec 31 2022	Dec 31 2021
Equity securities	20%	19%
Debt securities	49%	54%
Cash and other short-term securities	31%	27%
Total	100%	100%

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.
b) Defined contribution pension plans:
The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2022 was $9.7 million (2021 - $9.1 million).

22. Commitments and contingencies:
a) Take-or-pay purchase contracts and related commitments:
The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project up to 2043. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2022

2023	2024	2025	2026	2027	Thereafter
$406,713	$446,052	$445,894	$269,830	$246,872	$1,108,607
Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.
The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.
b) Other commitments:
The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2022

2023	2024	2025	2026	2027	Thereafter
$52,235	$19,718	$3,107	$568	$568	$1,655
c) Purchased methanol:
The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2022, the Company also had commitments to purchase methanol from other suppliers for approximately 0.9 million tonnes for 2023 and 1.1 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:
The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2022	Dec 31 2021
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt")	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Limited [1]	Cayman Islands	Shipping	60%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited [2]	Trinidad	Production	63.1%	63.1%
1     On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping Limited. See note 25.
2     Summarized financial information for the investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2022 of $532 million (2021 - $620 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2022 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $73 million (2021 - $37 million), and payables to Atlas of $198 million (2021 - $211 million). The Company has total loans outstanding to Atlas as at December 31, 2022 of $76 million (2021 - $76 million) which are unsecured and due at maturity.
Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2022	2021
Short-term employee benefits	$11,760	$6,273
Post-employment benefits	656	766
Other long-term employee benefits	52	53
Share-based compensation expense (recovery) [1]	6,142	(1,545)
Total	$18,610	$5,547
1  Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

 24. Non-controlling interests:
Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2022			Dec 31, 2021
	Methanex Egypt	Waterfront Shipping Limited[1]	Total	Methanex Egypt	Vessels[2]	Total
Current assets	$133,499	$180,227	$313,726	$135,813	$8,646	$144,459
Non-current assets	557,484	806,079	1,363,563	551,279	216,307	767,586
Current liabilities	(56,689)	(112,085)	(168,774)	(52,543)	(16,773)	(69,316)
Non-current liabilities	(104,101)	(744,936)	(849,037)	(105,600)	(166,119)	(271,719)
Net assets	530,193	129,285	659,478	528,949	42,061	571,010
Carrying amount of Methanex non-controlling interests	$251,949	$65,495	$317,444	$250,813	$20,342	$271,155

For the years ended December 31		2022			2021
	Methanex Egypt	Waterfront Shipping Limited[1]	Total	Methanex Egypt	Vessels[2]	Total
Revenue	$212,339	$576,810	$789,149	$366,859	$37,949	$404,808
Net and total comprehensive income	107,375	67,670	175,045	119,260	7,092	126,352
Net and total comprehensive income attributable to Methanex non-controlling interests	77,133	31,325	108,458	70,010	3,543	73,553
Sale of partial interest in non-controlling interests and equity contributions by non-controlling interest	$—	$22,545	$22,545	$—	$650	$650
Distributions paid to non-controlling interests	$(75,996)	$(8,718)	$(84,714)	$(91,646)	$(3,759)	$(95,405)

For the years ended December 31		2022			2021
	Methanex Egypt	Waterfront Shipping Limited[1]	Total	Methanex Egypt	Vessels[2]	Total
Cash flows from operating activities	$226,647	$94,335	$320,982	$26,049	$27,960	$54,009
Cash flows from (used in) financing activities	(152,806)	(52,796)	(205,602)	(84,382)	1,399	(82,983)
Cash flows from (used in) investing activities	$(35,110)	$215	$(34,895)	$(4,563)	$(31,312)	$(35,875)
1    On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping Limited. See note 25.
2    Comprised of multiple ocean-going vessels controlled by Waterfront Shipping Limited through less than wholly-owned entities.
25. Sale of interest in subsidiary:
In 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited ("WFS") for cash proceeds of approximately $149 million. The sale reduces the Company's interest in WFS to 60% while retaining control of the consolidated WFS group of companies. The sale has been accounted for as a transaction between equity holders as Methanex controls WFS before and after the transaction and the $126 million gain on sale has been reflected as an increase in shareholders' equity.
26. Egypt gas redirection and sale proceeds:
The Company entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October 2022.
The Company has recognized $118 million ($59 million - attributable to Methanex) for the year ended December 31, 2022 to redirect and sell the contracted natural gas during the diversion period.